AMENDMENT TO MANAGEMENT AGREEMENT
     This AMENDMENT TO MANAGEMENT AGREEMENT (this “Amendment”), dated as of October 27, 2009, is made by and between Navios Maritime Partners L.P., a Marshall Islands limited partnership (“Navios Partners”) and Navios ShipManagement Inc., a Marshall Islands corporation (“ShipManagement”, and together with Navios Partners, the “Parties”) and amends the Management Agreement (the “Agreement”) entered into among the Parties on November 16, 2007. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings given them in the Agreement.
WITNESSETH:
     WHEREAS, the Parties desire to amend the Agreement.
     NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:
1. Paragraph 4 of the Recitals of the Agreement shall be amended and restated as follows:
     “NOW THEREFORE, the parties agree that, in consideration for NSM providing the commercial and technical management services set forth in Schedule “A” to this Agreement (the “Services”), and subject to the Terms and Conditions set forth in Article I attached hereto, NMLP shall (i) during the first four (4) years of the initial term of this Agreement, pay to NSM the fees set forth in Schedule “B” to this Agreement (the “Fees”) and, if applicable, the Extraordinary Fees and Costs and (ii) during the remaining one (1) year of the initial term of this Agreement, reimburse NSM for the actual costs and expenses incurred by NSM in the manner provided for in Schedule “B” to this Agreement (the “Costs and Expenses”).”
2. Section 1 shall be amended and restated as follows:
          ““Additional Vessels” means any vessel NMLP shall acquire after the execution date of this Agreement. For the purposes of this Agreement, such Additional Vessels, after their acquisition by NMLP, shall also be referred to herein as Vessels.”
3. Section 6 shall be amended and restated as follows:
     “Service Fee/Reimbursement of Costs and Expenses. In consideration for NSM providing the Services, (i) during the first four (4) years of the initial term of this Agreement, NMLP shall pay NSM the Fees as set out in Schedule “B” to this Agreement and the Extraordinary Fees and Costs, if applicable, and (ii) during the remaining one (1) year of the initial term of this Agreement, NMLP shall reimburse NSM for the actual costs and expenses incurred by NSM in the manner provided for in Schedule “B”.”
4. Schedule “B” shall be amended and restated in its entirety as follows:
“FEES AND COSTS AND EXPENSES
          In consideration for the provision of the Services listed in Schedule “A” by NSM to NMLP, NMLP shall, during the first two (2) years of the initial term of this Agreement, pay NSM a fixed daily fee of US$4,000 per owned Panamax Vessel and US$5,000 per owned Capesize

Vessel, payable on the last day of each month. For the second two (2) years of the initial term of this Agreement, NMLP shall pay NSM a fixed daily fee of US$4,400 per owned Panamax Vessel, US$5,500 per owned Capesize Vessel, and US$4,500 per owned Ultra-Handymax Vessel, payable on the last day of each month.
          During the remaining one (1) year of the initial term of this Agreement, within thirty (30) days after the end of each month, NSM shall submit to NMLP for payment an invoice for reimbursement of the Costs and Expenses in connection with the provision of the Services listed in Schedule “A” by NSM to NMLP for such month. Costs and Expenses shall be determined in a manner consistent with how the fixed daily fee payable during the first four (4) years of the initial term of this Agreement was calculated and each statement will contain such supporting detail as may be reasonably required to validate such amounts due. NMLP shall make payment within fifteen (15) days of the date of each invoice. All invoices for Services are payable in U.S. dollars.”
     5. Full Force and Effect. Except as modified by this Amendment, all other terms and conditions in the Agreement shall remain in full force and effect.
     6. Effect. Unless the context otherwise requires, the Agreement, as amended, and this Amendment shall be read together and shall have effect as if the provisions of the Agreement, as amended, and this Amendment were contained in one agreement. After the effective date of this Amendment, all references in the Agreement to “this Agreement,” “hereto,” “hereof,” “hereunder” or words of like import referring to the Agreement shall mean the Agreement, as amended, as further modified by this Amendment.
     7. Counterparts. This Amendment may be executed in separate counterparts, all of which taken together shall constitute a single instrument.
[Remainder of page intentionally left blank. Signature page to follow.]

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment effective as of the day and year first above written.

NAVIOS MARITIME PARTNERS L.P.
/s/ Vasiliki Papaefthymiou
By: Vasiliki Papaefthymiou
Title: Secretary/Director

NAVIOS SHIPMANAGEMENT INC.
/s/ George Achniotis
By: George Achniotis
Title: President/Director

[Signature Page — Amendment to Management Agreement]